UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Blackstone Floating Rate Enhanced Income Fund

(Name of Issuer)

Institutional Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

09258T106

(CUSIP Number)

Jonathan Gray

c/o Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09258T106

1	NAMES OF REPORTING PERSONS Jonathan D. Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 451,449.80
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 451,449.80
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,449.80
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to Institutional Class I Common Shares of Beneficial Interest, $0.001 par value (the “Class I Shares”), of Blackstone Floating Rate Enhanced Income Fund, a Delaware statutory trust (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed by Jonathan Gray (“Mr. Gray” or the “Reporting Person”) on January 31, 2018 (as amended, the “Schedule 13D”). The principal executive offices of the Issuer are located at 345 Park Avenue, 31st Floor, New York, NY 10154.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Mr. Gray initially invested in the Issuer in January 2018 and since that time, Mr. Gray has acquired additional shares of the Issuer solely through participation in the Issuer’s monthly dividend reinvestment plan. As a result of such reinvestments of dividends into additional shares of the Issuer, Mr. Gray’s ownership has increased since his initial Schedule 13D filing, and as of July 30, 2021, such acquisitions cumulatively exceeded 1% of the Class I Common Shares, calculated based on the percentage of Class I Common Shares acquired by Mr. Gray as of each acquisition date, with continuing dividend reinvestment plan investments thereafter on a monthly basis. As a result of these additional acquisitions, as well as the more recent significant decrease in Common I shares outstanding due to the Issuer’s share repurchase plan, Mr. Gray is filing this Schedule 13D amendment to disclose his current ownership of shares of the Issuer.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c), (f). This Schedule 13D is being filed by Jonathan Gray (“Mr. Gray” or the “Reporting Person”) in his personal capacity. The business address of Mr. Gray is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. The principal occupation of Mr. Gray is serving as the President and Chief Operating Officer of Blackstone Inc. Mr. Gray is a citizen of the United States of America.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

All Class I Shares acquired since the filing of the initial Schedule 13D were acquired by Mr. Gray on a monthly basis through the Issuer’s dividend reinvestment plan for security holders since March 2018.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b). Calculations of the percentage of Class I Shares beneficially owned assumes that there are a total of 4,329,717 Class I Shares outstanding as of December 31, 2023, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on January 29, 2024.

The aggregate number and percentage of Class I Shares beneficially owned by the Reporting Person and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

The 451,449.80 Class I Shares reported herein as beneficially owned by Mr. Gray are held directly.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the securities reported herein as indirectly held for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Mr. Gray participated in the dividend reinvestment plan of the Issuer and had 100% of his dividends reinvested in Class I Shares of the Issuer, with acquisitions during the past 60 days consisting of 3,650.67 shares acquired on November 30, 2023 (at a price of $21.58 per share) and 3,851.72 shares acquired on December 29, 2023 (at a price of $21.97 per share) and acquisitions in the last 60 days preceding and including July 30, 2021 consisting of 1,781.17 shares acquired on June 30, 2021 (at a price of $24.22 per share) and 1,840.14 shares acquired on July 30, 2021 (at a price of $24.06 per share).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

/s/ Jonathan D. Gray
Jonathan D. Gray